Filed pursuant to Rule 433
Registration No. 333-189888

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES F
$1,750,000,000
SENIOR FLOATING RATE NOTES, DUE FEBRUARY 03, 2017
FINAL TERM SHEET
DATED FEBRUARY 4, 2015

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Senior Floating Rate Notes, due February 3, 2017

Expected Ratings1:	Aa3 / AA- / AA (Negative / Negative / Stable)

Principal Amount:	$1,750,000,000

Issue Price:	100%

All-in Price:	99.95%

Trade Date:	February 4, 2015

Settlement Date:	February 9, 2015

Maturity Date:	February 3, 2017

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	3 Month USD LIBOR plus 26 bps payable and reset quarterly

Initial Interest Rate:
The interest rate for the initial interest reset period prior to the Interest Payment Date in May 2015 will be an interpolated rate based upon the Two-month USD LIBOR and Three-month USD LIBOR, to be determined on the second London business day preceding the Settlement Date, plus 26 basis points.

Fees:	0.05%

Interest Payment Dates:	Quarterly on the 3rd of each February, May, August, and November, beginning May 3rd, 2015

 1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Payment Convention:	Modified following business day convention, adjusted

Business Days:	London, New York, Toronto

Day Count Fraction:	Actual / 360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78012KBG1 / US78012KBG13

Sole Book Runner:	RBC Capital Markets, LLC

Co-Managers:	Drexel Hamilton, LLC The Williams Capital Group, L.P.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829.